# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BITDEER TECHNOLOGIES GROUP, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia Tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Date of event which requires filing of this statement: 09/22/2025
Amends the filing with accession number 0001104659-24-068877
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 30,356,531; sole dispositive power 0; shared dispositive power 30,356,531; aggregate amount beneficially owned 30,356,531 (18.1% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 30,356,531 Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Note in relation to Item 13: This percentage is calculated based upon 167,316,601 Class A Shares outstanding on June 30, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 30,356,531; sole dispositive power 0; shared dispositive power 30,356,531; aggregate amount beneficially owned 30,356,531 (18.1% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 167,316,601 Class A Shares outstanding on June 30, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.
- Giancarlo Devasini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 30,356,531; sole dispositive power 0; shared dispositive power 30,356,531; aggregate amount beneficially owned 30,356,531 (18.1% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 30,356,531 Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest. Note in relation to Item 13: This percentage is calculated based upon 167,316,601 Class A Shares outstanding on June 30, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Name of issuer: BITDEER TECHNOLOGIES GROUP
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia Tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether International Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on June 6, 2024, as amended by Amendment No. 1 filed on August 8, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on November 7, 2024, Amendment No. 4 filed on January 22, 2025, Amendment No. 5 filed on March 17, 2025, Amendment No. 6 filed on April 8, 2025, Amendment No. 7 filed on April 15, 2025 and Amendment No. 8 filed on April 23, 2025 (as amended, the "Schedule 13D") with respect to the Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No.9 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Effective on October 31, 2025, Tether International, S.A. de C.V. transferred 23,773,987 Common Shares to Tether Investments, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Common Shares beneficially owned by the Reporting Persons other than Tether Investments, S.A. de C.V.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 30,356,531 of the Issuer's Class A Shares, representing 18.1% of the outstanding Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has shared voting and dispositive power with respect to the beneficially owned 30,356,531 of the Issuer's Class A Shares.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Executive Officers and Directors
Schedule B - Open Market Purchases
Exhibit 1 - Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (11/10/2025)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (11/10/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (11/10/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (11/10/2025)